TABLE OF CONTENTS
Condensed Consolidated Interim Statements of Financial Position			1
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)			2
Condensed Consolidated Interim Statements of Changes in Equity			3
Condensed Consolidated Interim Statements of Cash Flows			4
Notes to the Condensed Consolidated Interim Financial Statements	5	–	16

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
As at November 30, 2022 and August 31, 2022
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NOVEMBER 30, 2022	AUGUST 31, 2022
ASSETS
Current assets
Cash	$70,072	$68,515
Short-term investments	25,158	30,092
Account and other receivables (Note 5)	30,938	46,372
Biological assets (Note 6)	20,676	17,968
Inventories (Note 7)	66,534	50,314
Prepaid expenses and deposits	6,145	8,362
	219,523	221,623

Restricted funds	25,943	26,820
Property, plant and equipment (Note 8)	262,736	259,819
Intangible assets and goodwill	55,369	56,239
Deferred charges and deposits (Note 8)	3,056	5,537
Investments in associates	5,897	6,288
Net investment in sublease	703	781
	$573,227	$577,107

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$33,468	$40,864
Other liabilities	9,357	10,360
Income taxes payable (Note 17)	360	1,421
Provisions (Note 15)	247	2,560
Current portion of long-term debt	80	80
Derivative liabilities (Note 9)	3,091	—
	46,603	55,285

Long-term debt	137	155
Derivative liabilities (Note 9)	752	4,873
Other long-term liabilities	7,173	5,119
Deferred income taxes (Note 17)	3,318	3,617
	57,983	69,049

SHAREHOLDERS' EQUITY
Share capital (Note 10)	769,818	769,725
Equity reserves	30,102	28,338
Accumulated other comprehensive loss	(78)	(78)
Accumulated deficit	(284,598)	(289,927)
	515,244	508,058
	$573,227	$577,107

On behalf of the Board:
/s/Beena Goldenberg, Director
/s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    1

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the three months ended November 30, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	NOVEMBER 30, 2022	NOVEMBER 30, 2021

REVENUE
Gross revenue (Note 14)	$60,882	$44,345
Excise taxes	(17,561)	(13,967)
Net revenue	43,321	30,378
Cost of sales	31,621	27,924
Gross margin before fair value adjustments	11,700	2,454
Realized fair value on inventories sold and other inventory charges (Note 7)	(12,528)	(12,313)
Unrealized gain on changes in fair value of biological assets (Note 6)	24,714	10,469
Gross margin	23,886	610

OPERATING EXPENSES
General and administrative (Note 16)	11,211	7,984
Sales and marketing	4,491	4,660
Research and development	2,383	1,015
Share-based compensation (Note 10 (ii))	1,743	674
Total operating expenses	19,828	14,333

INCOME (LOSS) FROM OPERATIONS	4,058	(13,723)
Financing costs	41	83
Investment income	(856)	(326)
Share of loss from investments in associates	406	144
Impairment of loan receivable and investments in associates	—	250
Loss on disposal of property, plant and equipment	382	311
Change in fair value of contingent share consideration	18	(182)
Change in fair value of derivative liabilities (Note 9)	(1,030)	(12,698)
Income (loss) before tax	5,097	(1,305)
Income tax expense (recovery) (Note 17)
Current, net	67	—
Deferred, net	(299)	—

NET INCOME (LOSS) and COMPREHENSIVE INCOME (LOSS)	$5,329	$(1,305)
Net earnings (loss) per common share, basic	$0.017	$(0.004)
Net earnings (loss) per common share, diluted	$0.017	$(0.004)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    2

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
For the three months ended November 30, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	ACCUMULATED DEFICIT	SHAREHOLDERS' EQUITY
Balance - September 1, 2021	298,786,023	$730,803	$24,724	$(78)	$(275,644)	$479,805
Shares issued to EIC, net of issue costs of $12	1,039,192	3,488	—	—	—	3,488
Share-based compensation (Note 10 (ii))	—	—	680	—	—	680
Exercise of stock options (Note 10 (i))	22,584	31	(14)	—	—	17
Exercise of restricted share units (Note 10 (i))	937	5	(5)	—	—	—
Exercise of performance share units (Note 10 (i))	618	4	(4)	—	—	—
Net income (loss)	—	—	—	—	(1,305)	(1,305)
Balance - November 30, 2021	299,849,354	$734,331	$25,381	$(78)	$(276,949)	$482,685

Balance - September 1, 2022	313,815,503	$769,725	$28,338	$(78)	$(289,927)	$508,058
Share-based compensation (Note 10 (ii))	—	—	1,852	—	—	1,852
Exercise of stock options (Note 10 (i))	15,000	9	(4)	—	—	5
Exercise of restricted share units (Note 10 (i))	26,409	84	(84)	—	—	—
Net income	—	—	—	—	5,329	5,329
Balance - November 30, 2022	313,856,912	$769,818	$30,102	$(78)	$(284,598)	$515,244

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    3

ORGANIGRAM HOLDINGS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended November 30, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

	THREE MONTHS ENDED
	NOVEMBER 30, 2022	NOVEMBER 30, 2021
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net income (loss)	$5,329	$(1,305)
Items not affecting operating cash:
Share-based compensation (Note 10 (ii))	1,852	680
Depreciation and amortization	6,801	6,067
Loss on disposal of property, plant and equipment and intangibles	382	311
Impairment losses	—	250
Realized fair value on inventories sold and other inventory charges (Note 7)	12,528	12,313
Unrealized gain on changes in fair value of biological assets (Note 6)	(24,714)	(10,469)
Financing costs	41	83
Investment income	(856)	(326)
Share of loss from investments in associates	406	144
Change in fair value of contingent consideration	18	(182)
Change in fair value of derivative liabilities (Note 9)	(1,030)	(12,698)
Income tax recovery	(299)	—
Cash provided by (used in) operating activities before working capital changes	458	(5,132)
Net change in account and other receivables, biological assets, inventories, prepaid expenses and deposits	10,924	(4,379)
Net change in accounts payable and accrued liabilities, provisions and other liabilities	(7,917)	170
Net cash provided by (used in) operating activities	3,465	(9,341)

FINANCING ACTIVITIES
Share issue costs	—	(12)
Payment of lease liabilities, net of sublease receipts	(186)	(254)
Payment of long-term debt	(19)	(21)
Stock options exercised (Note 10 (i))	5	17
Net cash used in financing activities	(200)	(270)

INVESTING ACTIVITIES
Purchase of short-term investments (Note 4)	(10,000)	—
Proceeds from short-term investments (Note 4)	15,075	60,000
Investment income	715	289
Change in restricted funds, net	877	687
Purchase of property, plant and equipment (Note 8)	(8,375)	(7,004)
Purchase of intangible assets	—	(16)
Net cash (used in) provided by investing activities	(1,708)	53,956

INCREASE IN CASH	$1,557	$44,345
CASH POSITION
Beginning of period	68,515	$55,365
End of period	$70,072	$99,710

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    4

ORGANIGRAM HOLDINGS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended November 30, 2022 and 2021
(Unaudited - expressed in CDN $000’s except share and per share amounts)

1.    NATURE OF OPERATIONS
Organigram Holdings Inc. (the “Company”) is a publicly traded corporation with its common shares (the “Common Shares”) trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “OGI”. The head office of the Company is 1250-333 Bay Street, Toronto, Ontario, Canada, M5H 2R2 and the registered office is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company’s major wholly-owned subsidiaries are: (i) Organigram Inc., a licensed producer (“LP” or “Licensed Producer”) of cannabis and cannabis-derived products in Canada regulated by Health Canada under the Cannabis Act (Canada) and the Cannabis Regulations (Canada); (ii) 10870277 Canada Inc., a special purpose holding company for the Company; (iii) The Edibles and Infusions Corporation (“EIC”), a cannabis processor of confectionary goods; and (iv) Laurentian Organic Inc. ("Laurentian"), an LP specializing in high-quality artisanal craft cannabis and premium Afghan hash. Organigram Inc. was incorporated under the Business Corporations Act (New Brunswick) on March 1, 2013. Organigram Holdings Inc. was continued under the Canada Business Corporations Act (“CBCA”) on April 6, 2016. 10870277 Canada Inc. was incorporated under the CBCA on July 4, 2018. EIC was incorporated under the Business Corporations Act (Ontario) on September 20, 2018. Laurentian was incorporated under the CBCA on March 18, 2019.

2.     BASIS OF PREPARATION
i.Statement of compliance
These unaudited condensed consolidated interim financial statements ("interim financial statements") have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended August 31, 2022 and August 31, 2021 (“Annual Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

These interim financial statements were approved and authorized for issue by the Board of Directors of the Company on January 11, 2023.

ii.Basis of measurement
These interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, contingent share consideration, and derivative liabilities, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii.Basis of consolidation
These interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the Company. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Associates are all entities over which the Company has significant influence but not control or joint control. Investments in associates are accounted for using the equity method after initial recognition at cost. Joint operations are arrangements in which the Company has joint control. The Company includes its proportionate share of the assets acquired and expenses incurred of the joint operation.

iv.Foreign currency translation
Functional and presentation currency
These interim financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency, except for the Company’s investment in its associate, Alpha-Cannabis Pharma GmbH for which the functional currency has been determined to be Euros.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    5

an operation’s functional currency are recognized in the condensed consolidated interim statements of operations and comprehensive income (loss).

Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in the condensed consolidated interim statements of operations and comprehensive income (loss) within other comprehensive income (loss) and are accumulated in accumulated other comprehensive loss.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in accumulated other comprehensive loss related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in accumulated other comprehensive loss related to the subsidiary is reallocated between controlling and non-controlling interests.

3.     SIGNIFICANT ACCOUNTING POLICIES
The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements, except for the adoption of following new standards and amendments.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract
The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 37 effective September 1, 2022 and determined that none of the contracts existing at September 1, 2022 would be identified as onerous applying the revised accounting policy – i.e. there is no impact on the opening equity balances as at September 1, 2022 as a result of the amendments.

Amendments to IAS 16: Property Plant and Equipment: Proceeds before intended use
The amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property plant and equipment into use. The amendments prohibit a company from deducting from the cost of property plant and equipment proceeds from selling items produced while the company is preparing that asset for its intended use. A company will recognize such sales proceeds and related costs in profit and loss. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2022 with early adoption permitted.

The Company adopted these amendments to IAS 16 effective September 1, 2022 and has determined that the amendments had no impact on the interim financial statements of the Company as there were no sales of such items produced by property, plant and equipment made available for use on or after the beginning of the earliest period presented.

Amendments to IFRS 9: Financial Instruments
The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The Company adopted these amendments to IFRS 9 effective September 1, 2022 and has determined that the amendments had no impact on the interim financial statements of the Company as there were no modifications of the Company’s financial instruments during the period.

Amendments to IFRS 3: Business Combinations
In May 2020, the IASB issued Reference to the Conceptual Framework (Amendments to IFRS 3) with amendments to IFRS 3, which refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also added a requirement that for obligations within the scope of IAS 37, an acquirer applies IAS 37 or IFRIC 21, Levies, instead of the Conceptual Framework to identify the liabilities that have been assumed. Finally, the amendments also state that the acquirer does not recognize contingent assets acquired in a business combination. The amendments apply to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2022.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    6

The Company adopted these amendments effective September 1, 2022 and has determined that the amendments had no impact on the interim financial statements of the Company.

Amendments to IAS 41: Agriculture
The amendments remove the requirement in paragraph 22 of IAS 41 Agriculture that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

While the Company’s biological assets are within the scope of IAS 41, these amendments had no impact on the Company's interim financial statements as the direct and indirect costs of biological assets are determined using an approach similar to the capitalization criteria outlined in IAS 2 Inventories.

Critical accounting estimates and judgments
The preparation of the Company’s financial statements requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Significant estimates and judgments used in preparation of the interim financial statements are described in the Company’s Annual Consolidated Financial Statements.

4.     SHORT TERM INVESTMENTS
During the three months ended November 30, 2022, one Guaranteed Investment Certificate (GIC) matured and the Company realized a maturity amount of $15,075. On November 16, 2022, the Company purchased a GIC amounting to $10,000 having an interest rate of 4.2% per annum.

5.    ACCOUNT AND OTHER RECEIVABLES
The Company’s account and other receivables include the following balances as at November 30, 2022 and August 31, 2022:

	NOVEMBER 30, 2022	AUGUST 31, 2022
Gross trade receivables	$29,952	$44,983
Less: reserves for product returns and price adjustments	(970)	(1,050)
Less: expected credit losses	(180)	(71)
Trade receivables	28,802	43,862
Sales taxes receivable	1,041	1,419
Current portion of net investment in subleases	308	304
Other receivables	787	787
	$30,938	$46,372

6.     BIOLOGICAL ASSETS
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. The changes in the carrying value of biological assets are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$8,753	$9,215	$17,968
Unrealized gain on changes in fair value of biological assets	—	24,714	24,714
Production costs capitalized	13,382	—	13,382
Transfer to inventory upon harvest	(13,444)	(21,944)	(35,388)
Balance, November 30, 2022	$8,691	$11,985	$20,676

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 13), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;
ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;
iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    7

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and
v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of November 30, 2022, it is expected that the Company’s biological assets will yield 32,420 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	November 30, 2022		August 31, 2022		SENSITIVITY	November 30, 2022	August 31, 2022
Average selling price per gram	$1.47		$1.49		Increase or decrease by 10% per gram	$2,028	$1,766
Expected average yield per plant	162	grams	132	grams	Increase or decrease by 10 grams	$1,249	$1,339

The expected average yield per plant at November 30, 2022 and August 31, 2022 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

7.     INVENTORIES
The Company’s inventories are comprised of the following balances as at November 30, 2022 and August 31, 2022:

	November 30, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,272	$1,740	$3,012
Dry cannabis
Available for packaging	16,759	13,608	30,367
Packaged inventory	6,704	3,574	10,278
Flower and trim available for extraction	379	417	796
Concentrated extract	4,082	1,361	5,443
Formulated extracts
Available for packaging	1,765	218	1,983
Packaged inventory	4,070	112	4,182
Packaging and supplies	10,473	—	10,473
	$45,504	$21,030	$66,534

	AUGUST 31, 2022
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,439	$1,346	$2,785
Dry cannabis
Available for packaging	14,631	6,089	20,720
Packaged inventory	3,843	1,404	5,247
Flower and trim available for extraction	783	889	1,672
Concentrated extract	3,726	1,995	5,721
Formulated extracts
Available for packaging	1,450	85	1,535
Packaged inventory	3,090	227	3,317
Packaging and supplies	9,317	—	9,317
	$38,279	$12,035	$50,314
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    8

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, hash, beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three months ended November 30, 2022 was $25,981 (November 30, 2021 - $21,153). The amount of inventory provisions and plant waste for the three months ended November 30, 2022 was $2,208 (November 30, 2021 - $3,523), which includes, provisions for excess and unsaleable inventories of $1,067 (November 30, 2021 - $1,845), adjustments to net realizable value of $62 (November 30, 2021 - $467) and plant waste of $1,079 (November 30, 2021 - $1,211).

The amount of realized fair value on inventories sold and other inventory charges for the three months ended November 30, 2022 was $12,528 (November 30, 2021 - $12,313), including realized fair value on inventories sold of $10,657 (November 30, 2021 - $9,083). Inventory provisions to adjust to net realizable value during the three months ended November 30, 2022 were $1,933 (November 30, 2021 - $3,697), consisting of $62 (November 30, 2021 - $467) recognized in cost of sales and $1,871 (November 30, 2021 - $3,230) recognized in fair value adjustments.

8.    PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER	RIGHT-OF-USE ASSETS	TOTAL
Cost
Balance, August 31, 2022	$4,705	$146,270	$10,372	$165,138	$12,074	$3,599	$342,158
Additions	—	—	2,206	3,715	1,041	2,258	9,220
Construction completed	—	1,123	(1,134)	—	11	—	—
Disposals	—	(181)	—	(193)	(410)	—	(784)
Balance, November 30, 2022	$4,705	$147,212	$11,444	$168,660	$12,716	$5,857	$350,594

Accumulated depreciation
Balance, August 31, 2022	$—	$(19,592)	$—	$(55,030)	$(6,069)	$(1,648)	$(82,339)
Depreciation	—	(1,519)	—	(3,790)	(456)	(166)	(5,931)
Disposals	—	38	—	30	344	—	412
Balance, November 30, 2022	$—	$(21,073)	$—	$(58,790)	$(6,181)	$(1,814)	$(87,858)

Net book value
August 31, 2022	$4,705	$126,678	$10,372	$110,108	$6,005	$1,951	$259,819
November 30, 2022	$4,705	$126,139	$11,444	$109,870	$6,535	$4,043	$262,736

Included in deferred charges and deposits is $3,031 (August 31, 2022 - $5,507) paid to secure the acquisition of manufacturing equipment. The amounts will be recorded into property, plant and equipment as equipment is received.

During the three months ended November 30, 2022, the Company entered into a new lease for office space in Toronto, Canada and as a result recognized right-of-use assets amounting to $2,258. The corresponding lease liability is also recognized and included in other liabilities and other long-term liabilities.

ii.Reconciliation of property, plant, and equipment additions to the statements of cash flows
The following table reconciles additions of property, plant, and equipment per the above table to the purchases of property, plant, and equipment per the statements of cash flows:

	NOVEMBER 30, 2022	NOVEMBER 30, 2021
Additions (including right-of-use lease assets)	$9,220	$9,809
Additions related to right-of-use lease assets	(2,258)	(2,610)
Net change in deferred charges and deposits related to purchases of property, plant and equipment	(2,476)	2,366
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	3,889	(2,561)
Purchase of property, plant and equipment	$8,375	$7,004

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    9

9.    DERIVATIVE LIABILITIES
i.Warrants
During the three months ended November 30, 2022, nil warrants (November 30, 2021 - nil warrants) were exercised. As at November 30, 2022, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $1,047 (November 30, 2021 - $12,052).

The following table includes the change in the carrying value of warrants as of November 30, 2022:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2022	16,943,650	$4,138
Revaluation of warrants	—	(1,047)
Balance - November 30, 2022	16,943,650	3,091

The following inputs were used to estimate the fair value of the warrants at November 30, 2022 and August 31, 2022:

	NOVEMBER 30, 2022	AUGUST 31, 2022
Risk free interest rate	3.89%	3.64%
Life of warrants (years)	0.95	1.20
Market price of common shares	$1.39	$1.42
Expected future volatility of common shares	77.80%	77.30%
Fair value per warrant	$0.18	$0.24

As at November 30, 2022, if the volatility increased by 10%, then the estimated fair value of the warrants and net income would decrease by $881, or if it decreased by 10%, the estimated fair value of the warrants and net income would increase by $838.

ii.    Top-up Rights
During the three months ended November 30, 2022, the Company granted 851,977 (November 30, 2021 - 136,467) top-up-rights ("Top-up Rights"). The following table summarizes the movement in Top-up Rights:

	NUMBER OF TOP-UP RIGHTS	AMOUNT
Balance - August 31, 2022	7,590,099	$735
Granted	851,977	—
Exercised	—	—
Cancelled / Forfeited	(31,944)	—
Revaluation of Top-up Rights	—	17
Balance - November 30, 2022	8,410,132	$752

The following inputs were used to estimate the fair value of the Top-up Rights at November 30, 2022, and August 31, 2022:

	November 30, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.61 - $9.53	$2.50	$—	$—
Risk free interest rate	3.13% - 4.19%	4.27%	2.92%	3.03%
Expected future volatility of common shares	65.00% - 95.00%	70.00%	85.00%	85.00%
Expected life(1)	1.22 - 4.99	0.95	6.65	5.77
Forfeiture rate	10%	—%	25%	5%

	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.60 - $9.53	$2.50	$—	$—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of common shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life(1)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    10

10.    SHARE CAPITAL
i.    Issuances of share capital
Exercise of stock options
During the three months ended November 30, 2022, 15,000 (November 30, 2021 – 22,584) share options were exercised at an average exercise price of $0.37 (November 30, 2021 - $0.75) for cash proceeds of $5 (November 30, 2021 - $17) and an increase of $9 (November 30, 2021 - $31) to share capital and a decrease to equity reserves of $4 (November 30, 2021 - $14).

Exercise of restricted share units ("RSUs")
During the three months ended November 30, 2022, 26,409 (November 30, 2021 – 1,483) RSUs were exercised for an increase of $84 (November 30, 2021 - $5) to share capital and a decrease to equity reserves of $84 (November 30, 2021 - $5).

Exercise of performance share units ("PSUs")
During the three months ended November 30, 2022, nil (November 30, 2021 – 978) PSUs were exercised for an increase of nil (November 30, 2021 - $4) to share capital and a decrease to equity reserves of nil (November 30, 2021 - $4).

ii.    Share-based compensation
During the three months ended November 30, 2022, the Company recognized total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory, of $1,852 (November 30, 2021 – $680).

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the three months ended November 30, 2022:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2022	11,050,939	$2.77
Granted	1,104,000	$1.26
Exercised	(15,000)	$0.37
Cancelled / Forfeited	(87,400)	$3.93
Balance - November 30, 2022	12,052,539	$2.63

The fair value at grant date is estimated using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The fair value of options granted during the three months ended November 30, 2022 was $996 (November 30, 2021 - $934), which was estimated using the following assumptions:

	NOVEMBER 30, 2022	NOVEMBER 30, 2021
Risk free interest rate	3.03% - 3.29%	1.18% - 1.24%
Expected life of options	5.0 - 6.0 years	5.0 - 6.0 years
Expected annualized volatility	84% - 88%	87% - 89%
Expected dividend yield	—	—
Forfeiture rate	11.4% - 11.7%	11.4%

For the three months ended November 30, 2022, share-based compensation charges, including related to production employees that are charged to biological assets and inventory were $1,106 (November 30, 2021 - $569) related to the Company’s stock option plan.

Equity incentive plan
The following table summarizes changes in the Company’s outstanding RSUs for the three months ended November 30, 2022:

NUMBER
Balance - August 31, 2022	2,345,777
Granted	1,485,239
Exercised	(26,409)
Balance - November 30, 2022	3,804,607

The estimated fair value of the equity settled RSUs granted during the three months ended November 30, 2022 was $1,828 (November 30, 2021 - $1,066), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three years for most grants. For the three
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months ended November 30, 2021, $717 (November 30, 2021 - $334) has been recognized as share-based compensation expenses.

The following table summarizes changes in the Company’s outstanding PSUs for the three months ended November 30, 2022:

NUMBER
Balance - August 31, 2022	264,871
Granted	846,154
Exercised	—
Balance - November 30, 2022	1,111,025

The estimated fair value of the equity settled PSUs granted during the three months ended November 30, 2022 was $472 (November 30, 2021 - $194), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is one or three years for most grants. For the three months ended November 30, 2021, $29 (November 30, 2021 - $(223)) has been recognized as share-based compensation expense.

11.    RELATED PARTY TRANSACTIONS
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

Management and Board compensation
For the three months ended November 30, 2022 and 2021, the Company’s expenses included the following management and Board of Directors compensation:

	THREE MONTHS ENDED
	NOVEMBER 30, 2022	NOVEMBER 30, 2021
Salaries and consulting fees	$1,477	$969
Share-based compensation	1,242	894
Total key management compensation	$2,719	$1,863

During the three months ended November 30, 2022, 800,000 stock options (November 30, 2021 – 500,000) were granted to key management personnel with an aggregate fair value of $631 (November 30, 2021 – $898). In addition, during the three months ended November 30, 2022, 1,140,765 RSUs (November 30, 2021 – 361,942), were granted to key management personnel with an aggregate fair value of $1,325 (November 30, 2021 – $995). For the three months ended November 30, 2022, 547,680 PSUs, (November 30, 2021 – 140,537) were issued to key management personnel with an aggregate fair value of $305 (November 30, 2021 – $164).

Significant Transactions with Associates and Joint Operations
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the three months ended November 30, 2022, under the Product Development Collaboration Agreement, British American Tobacco pl.c. ("BAT") incurred $418 (November 30, 2021 - $706) for direct expenses and the Company incurred $2,272 (November 30, 2021 - $1,175) of direct expenses and capital expenditures for a total of $2,690 (November 30, 2021 - $1,881) related to the Center of Excellence. The Company recorded for the three months ended November 30, 2022, $1,345 (November 30, 2021 - $637) of these expenditures within research and development in the condensed consolidated interim statements of operations and comprehensive income (loss). For the three months ended November 30, 2022, the Company recorded $117 (November 30, 2021 - $304) of capital expenditures which are included in the condensed consolidated interim statement of financial position.

At November 30, 2022, there is a balance owing to BAT of $1,433 (August 31, 2022 - $2,444).

12.     CAPITAL MANAGEMENT
The Company considers its capital to consist of long-term debt, derivative liabilities, share capital, equity reserves, accumulated other comprehensive loss, and accumulated deficit, which at November 30, 2022 is $519,304 (August 31, 2022 - $513,166). Equity reserves is comprised of any amounts recorded with respect to the recognition of share-based compensation expense (stock options, RSUs, or PSUs) and the fair value of warrants issued. Accumulated other
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comprehensive loss is entirely comprised of foreign currency translation gains and losses recorded on the Company’s investment in ACG.

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its growth. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company manages capital during the period.

13.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS
i.Fair value of financial instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, account and other receivables, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $217 (August 31, 2022 – $235), which is its carrying value.

The fair value of the EIC contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving its milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At November 30, 2022, the probabilities of EIC achieving the remaining two milestones, were estimated to be 100% and 0%, (August 31, 2022 – 100% and 0%), respectively. A sensitivity analysis for the probabilities of achieving the milestones was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") and weighted average cost of capital ("WACC").

At November 30, 2022, the fair value of the Laurentian contingent share consideration was revalued to $2,931 (August 31, 2022 - $2,913). If the WACC increased by 1%, the estimated fair value of the contingent share consideration would decrease and net income would increase by $8, or if it is decreased by 1%, the estimated fair value of the contingent share consideration would increase and net income would decrease by $8.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs, but has been classified as level 2 in its entirety; and utilizes a Black-Scholes option pricing model to estimate the fair value of such warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the top-up rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such top-up rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    13

ii.Financial risk factors
The Company is exposed to various risks through its financial instruments, as follows:

(a) Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, and restricted funds. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted funds and accounts receivable and other receivables on the statement of financial position at November 30, 2022 approximates $152,111 (August 31, 2022 - $171,799).

As of November 30, 2022 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	NOVEMBER 30, 2022	AUGUST 31, 2022
0-60 days	$28,363	$42,961
61-120 days	1,589	2,022
Gross trade receivables	$29,952	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(1,150)	(1,121)
	$28,802	$43,862

(b) Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At November 30, 2022, the Company had $70,072 (August 31, 2022 – $68,515) of cash and working capital of $172,920 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at November 30, 2022:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$33,468	$33,468	$33,468	$—	$—	$—
Long-term debt	217	228	80	148	—	—
Lease obligations	5,166	6,585	1,056	2,292	910	2,327
	$38,851	$40,281	$34,604	$2,440	$910	$2,327

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $15,475 of capital expenditures, mostly related to its Moncton and Laurentian facilities.

(c) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rates. The Company has determined that a 1% change in rates would not have a material impact on the interim financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE MONTHS ENDED NOVEMBER 30, 2022 AND 2021    14

14.    REVENUE
Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Gross revenue for the three months ended November 30, 2022 and 2021 is disaggregated as follows:

	THREE MONTHS ENDED
	NOVEMBER 30, 2022	NOVEMBER 30, 2021
Adult-use recreational wholesale revenue (Canadian)	$53,343	$38,834
Direct to patient medical and medical wholesale revenue (Canadian)	1,563	2,061
International wholesale (business to business)	5,869	3,429
Wholesale to Licensed Producers (Canadian)	64	—
Other revenue	43	21
Gross revenue	$60,882	$44,345
Excise taxes	(17,561)	(13,967)
Net revenue	$43,321	$30,378

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas international and domestic wholesale revenue is comprised of wholesale shipments to other cannabis companies, including Licensed Producers, for further processing and sales onto their end customers.

During the three months ended November 30, 2022, the Company had three customers (November 30, 2021 – three customers), that individually represented more than 10% of the Company’s net revenue.

15.    CONTINGENCIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by Licensed Producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount will be used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator has been disbursing funds to the claimants since the Settlement funds were deposited. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate
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timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Clam has been recognized as at November 30, 2022 (November 30, 2021 - nil).

At November 30, 2022, a provision of $247 (August 31, 2022 - $2,560) was included in the condensed consolidated interim statement of financial position for any remaining legal or administrator costs related to the NS claim and other contingencies. For the three months ended November 30, 2022, payments of $2,313 (November 30, 2021 - nil) were made in connection with the Settlement Agreement.

16.    GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

	THREE MONTHS ENDED
	NOVEMBER 30, 2022	NOVEMBER 30, 2021
Office and general	$3,626	$3,109
Wages and benefits	3,764	2,870
Professional fees	2,087	1,077
Depreciation and amortization	1,394	815
Travel and accommodation	184	84
Utilities	156	29
Total general and administrative expenses	$11,211	$7,984

17.    INCOME TAXES
Income tax expense is recognized at an amount determined by multiplying the income (loss) before tax for the period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual consolidated financial statements.

As at November 30, 2022, income taxes payable are $360 (August 31, 2022 - $1,421). Additionally, the Company has recognized a deferred tax liability of $3,318 (August 31, 2022 - $3,617) which is primarily derived from the temporary differences related to the intangible assets acquired in the acquisition of Laurentian.

18.     OPERATING SEGMENTS
An operating segment is a component of the Company for which discrete financial information is available and whose operating results are regularly reviewed by the Company's chief operating decision maker, to make decisions about resources to be allocated to the segment and assess its performance, and that engages in business activities from which it may earn revenue and incur expenses. The Company only has one operating segment.

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